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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                          ______________________


                              SCHEDULE 13E-3
                             (Amendment No. 2)

                     RULE 13E-3 TRANSACTION STATEMENT
    (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          ______________________


                            TRIMAS CORPORATION
                             (Name of Issuer)

                          ______________________

                              MASCOTECH, INC.
                        MASCOTECH ACQUISITION, INC.
                            TRIMAS CORPORATION
                   (Name of Person(s) Filing Statement)

                          ______________________

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)
                          ______________________

                                 896215100
                   (CUSIP Number of Class of Securities)
                          ______________________

  David B. Liner, Esq.                       Brian P. Campbell
     MascoTech, Inc.                        TriMas Corporation
   21001 Van Born Road                  315 East Eisenhower Parkway
 Taylor, Michigan 48180                  Ann Arbor, Michigan 48108
     (313) 274-7405                           (313) 747-7025
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                          ______________________

                              With Copies to:

  David W. Ferguson, Esq.                 Jerome M. Schwartz, Esq.
   Davis Polk & Wardwell        Dickinson, Wright, Moon, Van Dusen & Freeman
   450 Lexington Avenue               500 Woodward Avenue, Suite 4000
    New York, NY 10017                    Detroit, Michigan 48226
    (212) 450-4000                             (313) 223-3628

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               This Amendment No. 2 (this "Amendment") amends and
supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 17, 1997 by (i) MascoTech, Inc., a Delaware corporation ("Parent"), (ii) MascoTech Acquisition, Inc., a Delaware corporation ("Purchaser") and (iii) TriMas Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1, dated December 22, 1997, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of TriMas Corporation, a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

               The items of the Schedule 13E-3 set forth below are hereby amended as follows:

Item 9. Reports, Opinions, Appraisals And Certain Negotiations.

               Item 9 is hereby supplemented and amended to incorporate by reference the information set forth under "Special Factors--Opinion of Financial Advisor to the Special Committee" of the Supplement, dated December 31, 1997, to the Offer to Purchase, a copy of which is filed herewith as Exhibit (d)(10).

Item 15. Persons and Assets Employed, Retained or Utilized.

               Item 15(b) is hereby supplemented and amended to include the response to Item 8 of the Schedule 14D-1, as amended by Amendment No. 2 thereto, which is incorporated herein by reference.

Item 17. Material to be Filed as Exhibits.

           Item 17 is hereby supplemented and amended by adding the following exhibits:

           (b)(5) Letter to the Special Committee from BT Wolfensohn dated December 31, 1997.


          (d)(10) Supplement, dated December 31, 1997, to Offer to Purchase.+


           (g)(6) Memorandum of Understanding between law firms on behalf of Charlene Blue, Gerald Sapsowitz, Charter Capital Corp., Roseanne Caruso and Betty Barsky, the Company, Parent and individuals named as defendants dated December 31, 1997.+


               + Incorporated by reference to Amendment No. 2, filed by Purchaser and Parent on December 31, 1997, to the Tender Offer Statement on
Schedule 14D-1 originally filed by Purchaser and Parent on December 17, 1997.




                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




December 31, 1997           MASCOTECH, INC.


                            By:  /s/ David B. Liner
                                 ------------------------------------
                                 Name:  David B. Liner
                                 Title: Vice President and
                                         Corporate Counsel


                            MASCOTECH ACQUISITION, INC.


                            By:  /s/ David B. Liner
                                 ------------------------------------
                                 Name:  David B. Liner
                                 Title: Secretary


                            TRIMAS CORPORATION


                            By:  /s/ Brian P. Campbell
                                 ------------------------------------
                                 Name:   Brian P. Campbell
                                 Title:  President





                               EXHIBIT INDEX


Exhibit No.
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
(b)(5)         Letter to the Special Committee from BT Wolfensohn dated
               December 31, 1997.
